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                                                               Exhibit (a)(5)(A)



                                  PRESS RELEASE


CHASE ACQUISITION CORPORATION ANNOUNCES TERMINATION OF TENDER OFFER FOR CHASE INDUSTRIES INC. AT $10.50 PER SHARE AFTER BOARD REFUSAL TO REDEEM POISON PILL.

WILMINGTON, Del., January 31, 2001 /PRNewswire/ -- Chase Acquisition Corporation announced today that its tender offer to purchase up to 2,300,000 shares of Chase Industries Inc. shares at a price of $10.50 cash per share had terminated after the Board of Directors of Chase Industries refused to redeem a poison pill and take certain other steps to allow the offer to proceed. Chase Acquisition announced that 1,876,936 shares had been tendered in the offer.

"We believe this transaction offered an excellent value for the shareholders of Chase Industries. It represented a premium of over 47% to the last closing stock price prior to the announcement of the offer," stated Robert F.B. Logan, President of Chase Acquisition. "We do not understand why the Board of Chase Industries did not allow the holders of the 1,876,936 shares tendered in the offer to realize this value. Unfortunately, the Board chose to obstruct our proposal and waste time on an unacceptable, conditional proposal that was not definitive enough to discuss seriously. We regret that the Board choose to respond to our offer with such a biased and unproductive process."

SOURCE:  Chase Acquisition Corporation